February 13, 2008

VIA FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Jay Ingram, Esq.

Re:	Visa Inc.

Registration Statement on Form S-1 (File No. 333-147296)

Dear Mr. Ingram:

On behalf of Visa Inc., a Delaware corporation (the “Company” or “Visa Inc.”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 9, 2007 (the “Registration Statement”) and amended on December 21, 2007 (“Amendment No. 1”) and on February 4, 2008 (“Amendment No. 2”), we are writing in response to the Staff’s comments on Amendment No. 2 as transmitted to the Company by letter dated February 8, 2008. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

The Company has filed today with the Commission Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 3 and to the form of prospectus included therein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa Inc., page 58

Overview, page 58

Securities and Exchange Commission

February 13, 2008

1.	We note your response to prior comment number 6. Notwithstanding your position that a quantitative disclosure of revenues based on the legacy regional structure is not consistent with the present structure, we believe that MD&A, should include a discussion and analysis of financial condition and operating performance that includes both past and prospective matters related to management’s view of key metrics, factors and contributors to pro forma operating results. Narrative explanation of the financial statements that enables investors to see the company through the eyes of management, which quantifies and analyzes regional payment volume by product category, regional pricing changes and by types of new service fees or other key metrics would appear to aid in an understanding of your financial results and ongoing impact of these metrics and factors. As examples of where we believe MD&A could be improved, we note you disclose reasons for revenue growth that involve geographic regional pricing differences, new pricing schemes and new fees with little quantification of the impact of those factors on revenues. Examples of these areas include the following (note that this list is not intended to be all-inclusive):

•

You disclose on page 62 under “Operating Revenues” that your service fees and data processing fees are priced differently based on geographic differences. Disclosure of material trends associated with these pricing differences would appear to be material information to investors;

•

On page 65 you note new services and changing prices for various services “outside the United States” since December 31, 2006 collectively increased first quarter operating revenues in fiscal 2008 by 15%;

•	With no separate comparative or regional quantification of their revenue impact you disclose on page 66 that service fees were impacted by new fees and pricing in 2007; and

•

On page 66, data processing fee revenue comparative growth to transaction volume is attributed to price modifications worldwide. However, there is no disclosure of the underlying regional trends or events causing those modifications.

In response to the Staff’s comment, please see the revisions made to Management’s Discussion and Analysis of Historical and Pro Forma Financial Conditions and Results of Operations of Visa Inc. beginning on page 58 of the Registration Statement.

Critical Accounting Estimates, page 87

Fair Value - Goodwill and Intangibles, page 89

2.	We note your response to prior comment number 7. Tell us what consideration you gave to disclosing within Critical Accounting Estimates the specific information concerning marketplace participant assumptions provided in your response. In view of the significant allocation of purchase consideration to these intangibles this appears to be material and informative disclosure regarding your fair value determinations.

Securities and Exchange Commission

February 13, 2008

In response to the Staff’s comment, the Company has revised its disclosure of Critical Accounting Estimates to provide specific information concerning marketplace participant assumptions. Please see pages 91 and 92 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 200

3.	Comments related to your response to prior comment number 12 will be provided under separate cover early next week.

The Company notes the Staff’s comment and will respond to that comment by a separate letter.

Consolidated Balance Sheet, page F-3

4.	We note your Pro Forma Stockholders’ Equity at December 31, 2007 on page F-58. It is not clear how you have provided a pro forma presentation that informs investors of the possible range of impact the redemption and conversion features are expected to have on stockholders’ equity. Rule 11-02(b)(8) of Regulation S-X contemplates that where a transaction is structured in such a manner that significantly different results may occur, additional pro form presentations shall be made that give effect to the range of possible results. See SAB Topic 1B3, Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X. Please revise or explain why revision is not required.

The Company intends to populate its pro forma stockholders’ equity statement at December 31, 2007 on the face of its balance sheet at the time a price range is determined for the purposes of printing its preliminary prospectus. As detailed in footnote 2 Summary of Significant Accounting Policies to the Company’s consolidated financial statements as of and for the quarter ended December 31, 2007, pro forma stockholders’ equity will be presented assuming the mid-point of the price range as detailed on the cover page of the prospectus. In response to the Staff’s comment, the Company has further expanded this footnote disclosure to provide detail regarding the impact to pro forma stockholders’ equity in the event that the offering should price at the high or low end of this range. Please see pages F-64 and F-65 of the Registration Statement.

To assist in the staff’s review of this presentation, the Company has attached draft pages of its financial statements with illustrative pro forma amounts inserted. These illustrative amounts assume a price range of $35 to $45 per share of Class A common stock. Please note that this price range is for illustrative purposes only. Please see appendix A to this letter.

Securities and Exchange Commission

February 13, 2008

Note 3 – The Reorganization, page F-10

True-Up of Purchase Consideration, page F-11

5.	We note the stock dividend treatment and classification of a true-up increase in ownership for Visa, USA members disclosed in Note 3 on page F-12. Please provide the specific reference in SFAS 141 or other accounting literature that supports this treatment and classification.

The Company has completed its true-up calculation within a sufficient precision level noting that the ownership interest of the Visa U.S.A. member group will not increase as a result of the true-up. Accordingly, the Company has removed all reference to the treatment and classification of such an increase. Please see pages F-11 and F-72 of the Registration Statement.

Purchase Consideration, page F-12

6.	Your response does not appear to fully address the Staff’s requests in prior comment number 3. In this regard, we would envision that disclosure should address the quantitative as well as the qualitative assumptions and methodologies used in determining the Visa, Inc. common stock value issued in exchange for the acquired regions. Please revise your filing accordingly, or tell us why revision is not necessary.

In response to the Staff’s comment, the Company has expanded its disclosure regarding the quantitative and qualitative assumptions and methodologies used in determining the value of the class C (series I) common stock issued in exchange for the acquired regions. Please see page F-12 of the Registration Statement. In its previous response, the Company provided additional qualitative and quantitative disclosures surrounding valuation of the class C series II, III and IV shares.

Fair Value of Assets Acquired and Liabilities Assumed, page F-13

7.	You disclose that the purchase allocation is subject to the finalization of restructuring costs and evaluation of certain contingent liabilities. Your existing disclosure on page F-13 does not appear to fully address the disclosure requirements under paragraph 51.f of SFAS 141 for the remaining restructuring costs and evaluations of contingencies and their respective accounting treatments. Please revise.

The Company has finalized its evaluation of restructuring costs and contingent liabilities in connection with the Company’s first quarter close and quarterly filing noting the items did not result in material adjustment to the purchase price allocation. Accordingly, the Company has removed all reference to the statement that the purchase price allocation is subject to finalization. Please see pages F-14 and F-74 of the Registration Statement.

* * * *

Securities and Exchange Commission

February 13, 2008

If you have any questions concerning the foregoing, please contact Mark L. Mandel at (212) 819-8546, S. Ward Atterbury at (212) 819-8331 or Colin J. Diamond at (212) 819-8754.

Sincerely,

/s/ White & Case LLP White & Case LLP

Enclosure

cc:	Joseph W. Saunders – Chairman and Chief Executive Officer Byron H. Pollitt – Chief Financial Officer William M. Sheedy – Global Head of Corporate Strategy and Business Development Visa Inc.

Appendix A

Pro forma stockholders’ equity—The December 31, 2007 pro forma stockholders’ equity has been prepared assuming the redemption of 144,292,665 shares of class B common stock and 129,638,065 shares of class C (series I) common stock, promptly following the closing of this offering, for an aggregate redemption price of $10.6 billion. Pro forma stockholders’ equity also reflects the Company’s obligation to redeem 31,533,830 shares of class C (series III) common stock in October 2008 for an aggregate redemption price of $1.2 billion which the Company intends to classify as a liability in the consolidated balance sheet immediately following the closing of this offering. Pro forma stockholders’ equity further reflects the Company’s obligation to redeem all class C (series II) common stock for an aggregate redemption price of $1.146 billion in October 2008 (subject to reduction for dividends and other adjustments) which the Company intends to classify as temporary or mezzanine level equity in the consolidated balance sheet immediately following the closing of this offering. The redemptions of class B and class C (series I) common stock and the reclassification of the class C (series III) common stock assumes an aggregate redemption price of $38.82 per share based on an assumed offering price of class A common shares of $40.00 per share in this offering which represents the midpoint of the range set forth on the cover of this prospectus, less underwriting discounts and commissions. Had the Company assumed the high and low ends of the range set forth on the cover of this prospectus, less underwriting discounts and commissions, the impact to pro forma stockholders’ equity would be $19.9 billion and $19.0 billion, respectively.

VISA INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Unaudited)

	December 31, 2007	Pro forma Stockholders’ Equity at December 31, 2007	September 30, 2007(1)
(in millions, except share data)
Stockholders’ Equity and Accumulated Deficit
Preferred stock, $0.0001 par value, 25,000,000 shares authorized and none issued	—	—	—
Class A common stock, $0.0001 par value, 2,001,622,245,209 shares authorized and none issued	—	—	—
Class B common stock, $0.0001 par value, 622,245,209 shares authorized and none issued	—	—	—
Class C (series I) common stock, $0.0001 par value, 813,582,801 shares authorized and none issued	—	—	—
Class C (series II) common stock, $0.0001 par value, 38,582,801 shares authorized and none issued	—	—	—
Class C (series III) common stock, $0.0001 par value, 64,000,000 shares authorized and none issued	—	—	—
Class C (series IV) common stock, $0.0001 par value, 1,000,000 shares authorized and none issued	—	—	—
Class USA common stock, $0.0001 par value, 622,245,209 shares authorized and 426,390,481 issued and outstanding	—	—	—
Class EU (series I) common stock, $0.0001 par value, 64,000,000 shares authorized and 62,213,201 issued and outstanding	—	—	—
Class EU (series II) common stock, $0.0001 par value, 38,582,801 shares authorized and 27,904,464 issued and outstanding	—	—	—
Class EU (series III) common stock, $0.0001 par value, 1,000,000 shares authorized and 549,587 issued and outstanding	—	—	—
Class Canada common stock, $0.0001 par value, 25,000,000 shares authorized and 22,034,685 issued and outstanding	—	—	—
Class AP common stock, $0.0001 par value, 130,000,000 shares authorized and 119,100,481 issued and outstanding	—	—	—
Class LAC common stock, $0.0001 par value, 90,000,000 shares authorized and 80,137,915 issued and outstanding	—	—	—
Class CEMEA common stock, $0.0001 par value, 42,000,000 shares authorized and 36,749,698 issued and outstanding	—	—	—
Additional paid-in capital	16,785	19,532	—
Accumulated deficit	(69)	(69)	(501)
Accumulated other comprehensive income, net	—	—	—

Total stockholders’ equity and accumulated deficit	16,716	19,463	(501)

Total liabilities, stockholders’ equity and accumulated deficit	$27,742		$4,390

(1)	Historical balances for periods prior to October 1, 2007 represent balances for Visa U.S.A., Inc., deemed the accounting acquirer in the business combination.

See accompanying notes, which are an integral part of these unaudited consolidated financial statements